UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2005
Commission File Number 1-15096
Serono S.A.
(Translation of registrant’s name into English)
15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐      No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

Media Release
FOR IMMEDIATE RELEASE

Serono’s Third Quarter 2005 Adjusted EPS Increased by 37.6%

- On track to achieve upper end of 2005 adjusted net income guidance range -
Geneva, Switzerland, October 25, 2005 — Serono (virt-x: SEO and NYSE: SRA) today reported its third quarter results for the period ended September 30, 2005.
Key Points for Third Quarter 2005

➢	Total revenues of $638.3m, up 12.7% excluding a one-time payment of $67m from a licensing agreement in Q3 2004 and up 0.7% on a reported basis

➢	Product sales up 10.3% to $571.5m, driven primarily by Rebif® sales up 19.8% to $315.6 million

➢	Adjusted net income* up 32.8% to $158.9m and adjusted basic EPS* up 37.6% to $10.91 per bearer share and $0.27 per ADS

➢	Reported net income of $142.4m down 10.3% and reported basic EPS of $9.77 per bearer share and $0.24 per ADS down 7.0% including a charge of $18.3m for the transfer of the Serono Genetics Institute (SGI)

➢	Primary endpoint met in multicentre phase 3 study of interferon-beta-1a monotherapy for the treatment of chronic hepatitis C in Asian patients

➢	New R&D collaborations — HuMax-CD4™ (zanolimumab) from Genmab and Aurora kinase inhibitor from Rigel Pharmaceuticals

➢	Final settlement of the previously reported U.S. Attorney’s investigation of Serostim®
“We continue to deliver robust earnings growth and to generate strong cash flows, enabling us to advance and expand our new product pipeline,” said Ernesto Bertarelli, Chief Executive Officer. “Over the next eighteen months, we expect to complete four Phase 3 and three Phase 2 clinical trials including today’s positive outcome of the study of interferon-beta-1a in chronic hepatitis C in Asian patients.”
“We remain focused on maximizing the potential of our marketed products,” said Stuart Grant, Chief Financial Officer. “Our gross margin is best-in-class and we continue to seek sustained improvement in operating margin. Given our momentum, we are confident that we will reach the upper end of our adjusted net income guidance for the full year.”

*	Non-IFRS earnings measures exclude in Q3 2005 a charge of $18.3m for the transfer of the research activities conducted at the Serono Genetics Institute from Evry, France to Geneva, Switzerland and in Q3 2004 a one-time payment of $67m from a licensing agreement as well as a charge of $20.5m related to the closure of a manufacturing facility.
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Financial Performance
In the third quarter 2005, total revenues grew by 12.7% on an adjusted basis. Revenues for the third quarter 2004 included a one-time payment of $67m from a licensing agreement. On a reported basis, total revenues grew by 0.7% to $638.3m (Q3 2004: $633.6m) and decreased by 0.5% in local currencies in the recent quarter. Product sales rose 10.3% to $571.5m (Q3 2004: $518.1m), or 9.4% in local currencies.
Gross margin for the third quarter 2005 was 88.6% (Q3 2004: 83.9%). Excluding a charge of $20.5m related to the closure of an obsolete manufacturing site, gross margin in the third quarter 2004 was 87.9%.
Selling, general and administrative expenses were $201.3m or 31.5% of total revenues (Q3 2004: $196.4m). SG&A expenses increased 2.5% compared to the prior year.
Research and development expenses were $146.9m (Q3 2004: $124.2m) and included an $18.3m charge related to the transfer of SGI. Excluding this charge, R&D expenses for the third quarter 2005 were $128.5m or 20.1% of total revenues and 3.5% higher than the prior year period.
Other operating expenses were $65.9m (Q3 2004: $56.0m), including expenses of $5.0m related to stock options in accordance with the IFRS 2 accounting change effective since January 1, 2005.
Reported net income for the third quarter of 2005 decreased 10.3% to $142.4m (Q3 2004: $158.7m), or 14.1% in local currencies. Reported basic earnings per share (EPS) decreased 7.0% to $9.77 per bearer share (Q3 2004: $10.51) and $0.24 per American Depositary Share (ADS) (Q3 2004: $0.26).
Adjusted net income* increased 32.8% to $158.9m from $119.7m in the prior year, resulting in an adjusted net margin of 24.9% of total revenues compared to 21.1% in the prior year. Adjustments for the third quarter 2005 included an $18.3m charge related to the transfer of SGI, and for third quarter 2004 a one-time payment of $67m from a licensing agreement and a $20.5m charge related to the closure of a manufacturing facility.
For the first nine months, net cash flow from operating activities before change in working capital was $555.0m (YTD 2004: $561.7m), or $439.5m after change in working capital (YTD 2004: $424.1m).
As of September 30, 2005, there were 14,573,281 outstanding equivalent bearer shares of Serono SA, net of treasury shares.

*	Non-IFRS earnings measures exclude in Q3 2005 a charge of $18.3m for the transfer of the research activities conducted at the Serono Genetics Institute from Evry, France to Geneva, Switzerland and in Q3 2004 a one-time payment of $67m from a licensing agreement as well as a charge of $20.5m related to the closure of a manufacturing facility.

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Settlement of Serostim® Investigation
In April 2005, the company announced that it had taken a $725.0m provision to cover the settlement and related costs of an investigation led by the U.S. Attorney’s office in Massachusetts into commercial practices related to Serostim®. On October 17, 2005, Serono announced that its U.S. affiliates agreed to settle the government investigation. The provision, which was recorded as an exceptional charge in the company’s earnings report for the first quarter of 2005, will be sufficient to cover the comprehensive settlements and related costs. “This settlement concludes a four-year investigation into commercial practices related to Serostim®, and we are pleased to put the matter behind us,” said Thomas G. Gunning, Vice President and General Counsel of Serono US Operations. All Serono branded products, including Serostim®, remain available to all patients in the United States, including Medicaid, Medicare and other Federal health care program patients.
Full Year 2005 Outlook
In 2005, adjusted net income is now expected to reach the upper end of the initial $520m — $540m guidance range based on currency exchange rates prevailing when guidance was initially issued on February 1st 2005. This outlook does not include expenses related to any new business development transactions or other non-recurring items in 2005. To date, known adjustments include a charge of $725.0m ($660.5m after-tax) related to resolution of the US Attorney’s Office investigation of Serostim®, a $30.0m ($28.5m after-tax) gain on sale of investment in Celgene, an $8.4m write-down of investment in CancerVax and an $18.3m ($16.6m after tax) charge related to the transfer of SGI. Therefore the 2005 IFRS earnings guidance is now expected to be a net loss at the lower end of the $117m — $137m range.
Serono continues to expect that product sales will grow between 10% and 15%, leading to total revenues of at least $2.6 billion for the full year, based on currency exchange rates prevailing on February 1st 2005, when guidance was issued.
Therapeutic Areas Review
In the third quarter of 2005, total neurology sales increased by 18.4% to $321.9m (Q3 2004: 271.8m). Rebif®‘s performance continues to be strong with worldwide sales up 19.8% to $315.6m, or 18.5% in local currencies (Q3 2004: $263.5m). Outside the USA, Rebif® sales grew by 14.5% to $213.2m (Q3 2004: $186.2m). In the USA, Rebif® sales increased by 32.6% to $102.5m (Q3 2004: $77.3m), reaching quarterly sales above $100m for the first time.
Sales of GONAL-f® decreased by 5.8%, or 6.6% in local currencies, to $125.6m (Q3 2004: $133.3m). In late June 2005, a strategic alliance with Priority Healthcare in the Reproductive Health area in the USA was rolled out.
Saizen® sales increased by 15.2% (13.9% in local currencies) to $50.8m (Q3 2004: $44.1m) in the third quarter, while Serostim® sales were $17.8m (Q3 2004: $21.2m), consistent with the previous two quarters.

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Sales of Raptiva®, the first-to-market biological treatment for psoriasis in the European Union, reached $10.0m in the third quarter (Q3 2004: $1.0m). Raptiva® is now approved in 44 countries and major European countries have granted reimbursement. Raptiva® was launched in France in the third quarter, has just been approved in Canada and will be fully rolled-out in Italy in the fourth quarter.
R&D News
Serono reports today that a multicenter phase 3 study of interferon-beta-1a monotherapy for the treatment of chronic hepatitis C (HCV) in Asian patients met its primary endpoint. The proportion of patients who achieved sustained virological response (SVR), defined as an absence of detectable HCV RNA in serum after 24 weeks of treatment and 24 weeks of observation, was 26.6% in the interferon-beta-1a group (n=128) versus no responder in the placebo group (n=129), a statistically significant result (p<0.001). Results of an active comparator phase of the study evaluating the effect of interferon-beta-1a versus interferon-beta-1a in combination with ribavirin will be available in the next few months.
On August 18, 2005 Serono signed a worldwide agreement with Genmab A/S to develop and commercialize HuMax-CD4™ (zanolimumab), a fully human, monoclonal antibody that targets the CD4 receptor on T-lymphocytes. A pivotal Phase 3 study of HuMax-CD4™ is ongoing in cutaneous T-cell lymphoma and a Phase 2 study is ongoing in non-cutaneous T-cell lymphoma.
On October 25, 2005 Rigel Pharmaceuticals, Inc. granted Serono an exclusive license to develop and commercialize product candidates from its Aurora kinase inhibitor program. The lead candidate, R763, is a highly potent, multi-Aurora kinase inhibitor that has been shown to inhibit proliferation and trigger apoptosis in several tumor cell lines including the cervix, colon, lung, pancreas and prostate.
On October 3, 2005 Serono and CancerVax Corporation announced the decision to discontinue a Phase 3 clinical trial of Canvaxin™ in patients with Stage III melanoma based upon the recommendation of an independent Data and Safety Monitoring Board (DSMB), following completion of the third interim analysis of this study. The DSMB found that the data were unlikely to provide significant evidence of an overall survival benefit.
Serono currently expects to complete four Phase 3 and three Phase 2 studies by the end of 2006. Pipeline news flow before year-end 2005 includes the outcome of a proof of concept study of TACI-Ig in rheumatoid arthritis , and the outcome of Phase 3 clinical trials of Serostim® in HIV-Associated Adipose Redistribution Syndrome (HARS) and IFN-beta in chronic Hepatitis C in Asia.

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Conference Call and Webcast
Serono will hold a conference call today, October 25, 2005, starting at 3.00 pm Central European Time (9.00 am U.S. Eastern Time) during which Serono management will present the Company’s third quarter 2005 results. To join the telephone conference please dial 1 866 291 4166 (from the US), 091 610 5600 (from Switzerland), 0207 107 0611 (from the UK) and +41 91 610 5600 (from elsewhere). The event will also be relayed by live audio webcast, which interested parties may access via Serono’s Corporate home page, www.serono.com. A link to the webcast will be provided immediately prior to the event and will be available for replay following the event.
###
Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono’s current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 16, 2005. These factors include any failure or delay in Serono’s ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, the outcome of government investigations and litigation and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.
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About Serono
Serono is a global biotechnology leader. The Company has eight biotechnology products, Rebif®, Gonal-f®, Luveris®, Ovidrel®/Ovitrelle®, Serostim®, Saizen®, Zorbtive™ and Raptiva®. In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth and has recently entered the psoriasis area. The Company’s research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology. Currently, there are approximately 30 ongoing development projects.
In 2004, Serono achieved worldwide revenues of US$2,458.1 million, and a net income of US$494.2 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).
For more information, please contact:

Serono in Geneva, Switzerland:
Media Relations:	Investor Relations:
Tel: +41-22-739 36 00	Tel: +41-22-739 36 01
Fax: +41-22-739 30 85	Fax: +41-22-739 30 22
http://www.serono.com	Reuters: SEO.VX / SRA
Bloomberg: SEO VX / SRA US
Serono, Inc., Rockland, MA
Media Relations:	Investor Relations:
Tel. +1 781 681 2340	Tel. +1 781 681 2552
Fax: +1 781 681 2935	Fax: +1 781 681 2912
http://www.seronousa.com

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On the following pages, there are:
•	Tables detailing sales in dollars by therapeutic area, geographic region and the top 10 products for the 3 and 9 months ended September 30, 2005 and 2004.

•	Consolidated statements of income for the 3 and 9 months ended September 30, 2005 and 2004; the consolidated balance sheets as of September 30, 2005 and December 31, 2004; the consolidated statements of equity as of September 30, 2005 and 2004; the consolidated statements of cash flows for the 9 months ended September 30, 2005 and 2004; the selected explanatory notes to the consolidated financial statements; and a reconciliation of “adjusted” earnings guidance to IFRS earnings guidance for the year ended December 31, 2005. These consolidated financial statements have been prepared on the basis of International Financial Reporting Standards.

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Sales by therapeutic area

	Three Months Ended			Three Months Ended
	September 30, 2005			September 30, 2004
	$ million	% of sales	% change $	$ million	% of sales

Neurology	321.9	56.3%	18.4%	271.8	52.5%
Reproductive Health	152.8	26.7%	(4.1%)	159.4	30.8%
Growth & Metabolism	69.0	12.1%	5.5%	65.4	12.6%
Dermatology	10.0	1.8%	932.6%	1.0	0.2%
Others	17.8	3.1%	(13.3%)	20.5	4.0%

Total sales (US$ million)	$571.5	100%	10.3%	$518.1	100%

Sales by geographic region

	Three Months Ended			Three Months Ended
	September 30, 2005			September 30, 2004
	$ million	% of sales	% change $	$ million	% of sales

Europe	241.0	42.2%	14.4%	210.7	40.7%
North America	215.9	37.8%	1.3%	213.1	41.1%
Latin America	31.2	5.5%	22.8%	25.4	4.9%
Others	83.4	14.5%	20.9%	68.9	13.3%

Total sales (US$ million)	$571.5	100%	10.3%	$518.1	100%

Sales by therapeutic area

	Nine Months Ended			Nine Months Ended
	September 30, 2005			September 30, 2004
	$ million	% of sales	% change $	$ million	% of sales

Neurology	951.5	54.9%	18.4%	803.9	51.1%
Reproductive Health	498.1	28.7%	(2.4%)	510.4	32.4%
Growth & Metabolism	206.5	11.9%	6.8%	193.4	12.3%
Dermatology	21.8	1.3%	1651.4%	1.2	0.1%
Others	56.5	3.2%	(12.5%)	64.6	4.1%

Total sales (US$ million)	$1,734.4	100%	10.2%	$1,573.5	100%

Sales by geographic region

	Nine Months Ended			Nine Months Ended
	September 30, 2005			September 30, 2004
	$ million	% of sales	% change $	$ million	% of sales

Europe	783.5	45.2%	16.2%	674.3	42.9%
North America	617.4	35.6%	2.0%	605.2	38.5%
Latin America	93.1	5.4%	15.7%	80.5	5.1%
Others	240.4	13.8%	12.6%	213.5	13.6%

Total sales (US$ million)	$1,734.4	100%	10.2%	$1,573.5	100%

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TOP TEN PRODUCTS

		Three Months Ended			Three Months Ended
		September 30, 2005			September, 2004
	* TA	$ million	% of sales	% change $	$ million	% of sales
Rebif®	MS	315.6	55.2%	19.8%	263.5	50.9%
Gonal-f®	RH	125.6	22.0%	(5.8%)	133.3	25.7%
Saizen®	Growth	50.8	8.9%	15.2%	44.1	8.5%
Novantrone®	MS/Oncology	18.2	3.2%	(15.4%)	21.5	4.1%
Serostim®	Wasting	17.8	3.1%	(15.7%)	21.2	4.1%
Raptiva®	Dermatology	10.0	1.8%	932.6%	1.0	0.2%
Cetrotide®	RH	6.3	1.1%	17.2%	5.4	1.0%
Crinone®	RH	5.6	1.0%	21.9%	4.6	0.9%
Ovidrel®	RH	5.3	0.9%	33.9%	3.9	0.8%
Stilamin®	Other	3.9	0.7%	13.5%	3.4	0.7%

		Nine Months Ended			Nine Months Ended
		September 30, 2005			September, 2004
	* TA	$ million	% of sales	% change $	$ million	% of sales
Rebif®	MS	934.4	53.9%	19.7%	780.6	49.6%
Gonal-f®	RH	413.5	23.8%	(1.9%)	421.6	26.8%
Saizen®	Growth	152.2	8.8%	18.0%	129.0	8.2%
Serostim®	Wasting	53.4	3.1%	(16.8%)	64.1	4.1%
Novantrone®	MS/Oncology	52.5	3.0%	(13.1%)	60.4	3.8%
Raptiva®	Dermatology	21.8	1.3%	1651.4%	1.2	0.1%
Cetrotide®	RH	18.7	1.1%	3.5%	18.1	1.2%
Crinone®	RH	17.7	1.0%	29.9%	13.7	0.9%
Ovidrel®	RH	17.3	1.0%	42.0%	12.2	0.8%
Metrodin-HP®	RH	10.8	0.6%	(6.0%)	11.5	0.7%
* Therapeutic Areas

RH	=	Reproductive Health	Wasting	=	AIDS Wasting
MS	=	Multiple Sclerosis	Growth	=	Growth Retardation
Oncology	=	Oncology	Dermatology	=	Dermatology
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Consolidated Income Statements (unaudited)

Nine months ended September 30	2005	% of		2004 (1)	% of
	US$’000	Revenues	% change	US$’000	Revenues

Revenues
Product sales	1,734,372		10.2%	1,573,482
Royalty and license income	182,088		(11.1%)	204,842

Total Revenues	1,916,460	100.0%	7.8%	1,778,324	100.0%

Operating Expenses
Cost of product sales	198,861			231,095
% of Sales	11.5%			14.7%
Selling, general and administrative	638,422	33.3%	11.3%	573,638	32.3%
Research and development	448,922	23.4%	20.2%	373,538	21.0%
Other operating expense, net	921,369	48.1%	444.4%	169,237	9.5%

Total Operating Expenses	2,207,574	115.2%	63.8%	1,347,508	75.8%

Operating (Loss) / Income	(291,114)	(15.2%)	(167.6%)	430,816	24.2%

Financial income, net	27,565		(35.3%)	42,615
Other income / (expense), net	24,360			(644)

Total Non Operating Income, net	51,925			41,971

(Loss) / Income Before Taxes	(239,189)	(12.5%)	(150.6%)	472,787	26.6%
Taxes	10,290			77,004

Net (Loss) / Income	(249,479)	(13.0%)	(163.0%)	395,783	22.3%

Attributable to:
Minority interest	778			(180)
Equity holders of the parent	(250,257)	(13.1%)	(163.2%)	395,963	22.3%

Nine months ended September 30	2005		2004(1)
	US$	% change	US$

Basic (Loss) / Earnings per Share

- Bearer shares	(17.18)	(167.1%)	25.61

- Registered shares	(6.87)	(167.1%)	10.24

- American depositary shares	(0.43)	(167.1%)	0.64

Diluted (Loss) / Earnings per Share

- Bearer shares	(17.18)	(167.3%)	25.52

- Registered shares	(6.87)	(167.3%)	10.21

- American depositary shares	(0.43)	(167.3%)	0.64

Basic (Loss) / Earnings per Share are calculated in accordance with IAS 33 — “Earnings per Share” by dividing the Net (Loss) / Income attributable to equity holders of the parent, ($250.3 million) for the nine months ended September 30, 2005 (2004: $396.0 million), by the weighted average number of shares outstanding during the period presented. This is 10,160,991 bearer shares (2004: 11,059,040) and 11,013,040 registered shares (2004: 11,013,040). The total weighted average number of bearer shares is 14,566,207 (2004: 15,464,256) for the nine months ended September 30, 2005. As each American depositary share represents ownership interest in one fortieth of bearer share, Basic and Diluted (Loss) / Earnings per American depositary share is calculated as one fortieth of the Basic and Diluted (Loss) / Earnings per bearer share.
For Diluted (Loss) / Earnings per Share, the weighted average number of bearer shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options and the convertible bond. The effect of outstanding stock options and the convertible bond are excluded from the calculation of Diluted (Loss) per Share for the nine months ended September 30, 2005 as they were anti-dilutive (2004: included with number of bearer shares of 11,509,808).
The accompanying selected explanatory notes form an integral part of these financial statements.

(1)	Restated historical basis to reflect the adoption of new IFRS accounting standards that became effective on January 1, 2005 (see explanatory notes to the interim financial statements).
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Consolidated Income Statements (unaudited)

Three months ended September 30	2005	% of		2004(1)	% of
	US$’000	Revenues	% change	US$’000	Revenues

Revenues
Product sales	571,472		10.3%	518,147
Royalty and license income	66,851		(42.1%)	115,483

Total Revenues	638,323	100.0%	0.7%	633,630	100.0%

Operating Expenses
Cost of product sales	64,866		(22.1%)	83,244
% of Sales	11.4%			16.1%
Selling, general and administrative	201,307	31.5%	2.5%	196,385	31.0%
Research and development	146,863	23.0%	18.3%	124,158	19.6%
Other operating expense, net	65,857	10.3%	17.6%	55,988	8.8%

Total Operating Expenses	478,893	75.0%	4.2%	459,775	72.6%

Operating Income	159,430	25.0%	(8.3%)	173,855	27.4%

Financial income, net	11,601		(36.4%)	18,235
Other income / (expense), net	2,080			(708)

Total Non Operating Income, net	13,681			17,527

Income Before Taxes	173,111	27.1%	(9.5%)	191,382	30.2%
Taxes	30,724			31,231

Net Income	142,387	22.3%	(11.1%)	160,151	25.3%

Attributable to:
Minority interest	18			1,431
Equity holders of the parent	142,369	22.3%	(10.3%)	158,720	25.0%

Three months ended September 30	2005		2004(1)
	US$	% change	US$

Basic Earnings per Share

- Bearer shares	9.77	(7.0%)	10.51

- Registered shares	3.91	(7.0%)	4.20

- American depositary shares	0.24	(7.0%)	0.26

Diluted Earnings per Share

- Bearer shares	9.70	(6.9%)	10.43

- Registered shares	3.88	(6.9%)	4.17

- American depositary shares	0.24	(6.9%)	0.26

Basic Earnings per Share are calculated in accordance with IAS 33 — “Earnings per Share” by dividing the Net Income attributable to equity holders of the parent, $142.4 million for the three months ended September 30, 2005 (2004: $158.7 million), by the weighted average number of shares outstanding during the period presented. This is 10,166,799 bearer shares (2004: 10,696,046) and 11,013,040 registered shares (2004: 11,013,040). The total weighted average number of bearer shares is 14,572,015 (2004: 15,101,262) for the three months ended September 30, 2005. As each American depositary share represents ownership interest in one fortieth of bearer share, Basic and Diluted Earnings per American depositary share is calculated as one fortieth of the Basic and Diluted Earnings per bearer share.
For Diluted Earnings per Share, the weighted average number of bearer shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options and the convertible bond. The number of bearer shares used to calculate Diluted Earnings per Share for the three months ended September 30, 2005 is 10,624,369 (2004: 11,143,231).
The accompanying selected explanatory notes form an integral part of these financial statements.

(1)	Restated historical basis to reflect the adoption of new IFRS accounting standards that became effective on January 1, 2005 (see explanatory notes to the interim financial statements).
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Pro forma net income and pro forma earnings per share

Nine months ended September 30	2005	% of		2004(1)	% of
	US$’000	Revenues	% change	US$’000	Revenues

Net (Loss) / Income	(249,479)	(13.0%)	(163.0%)	395,783	22.3%
Litigation expense and related costs	725,000			—
Tax impact on litigation expense and related costs	(64,525)			—
Provision for R&D site transfer	18,316			—
Tax impact on provision for R&D site transfer	(1,758)			—
Gain on sale of investment in Celgene	(29,963)			—
Tax impact on gain on sale of investment in Celgene	1,439			—
Impairment loss on investment in CancerVax	8,440			—
Provision for Manufacturing site closure	—			20,500
Tax impact on provision for Manufacturing site closure	—			(3,280)
License income for a non-core technology	—			(67,000)
Tax impact on license income for a non-core technology	—			10,720

Pro forma Net Income	407,470	21.3%	14.2%	356,723	20.8%

Attributable to:
Minority interest	778			(180)
Equity holders of the parent	406,692	21.2%	14.0%	356,903	20.9%

Nine months ended September 30	Pro forma basis 2005(3)	Pro forma basis 2005(3)	Pro forma basis 2004(1)(3)
	US$	% change	US$

Basic Earnings per Share(2)

- Bearer shares	27.92	21.0%	23.08

- Registered shares	11.17	21.0%	9.23

- American depositary shares	0.70	21.0%	0.58

Diluted Earnings per Share(2)

- Bearer shares	27.81	20.6%	23.06

- Registered shares	11.12	20.6%	9.23

- American depositary shares	0.70	20.6%	0.58

Three months ended September 30	2005	% of		2004(1)	% of
	US$’000	Revenues	% change	US$’000	Revenues

Net Income	142,387	22.3%	(11.1%)	160,151	25.3%
Provision for R&D site transfer	18,316			—
Tax impact on provision for R&D site transfer	(1,758)			—
Provision for Manufacturing site closure	—			20,500
Tax impact on provision for Manufacturing site closure	—			(3,280)
License income for a non-core technology	—			(67,000)
Tax impact on license income for a non-core technology	—			10,720

Pro forma Net Income	158,945	24.9%	31.3%	121,091	21.4%

Attributable to:
Minority interest	18			1,431
Equity holders of the parent	158,927	24.9%	32.8%	119,660	21.1%

Three months ended September 30	Pro forma basis 2005(3)	Pro forma basis 2005(3)	Pro forma basis 2004(1)(3)
	US$	% change	US$

Basic Earnings per Share(2)

- Bearer shares	10.91	37.6%	7.92

- Registered shares	4.36	37.6%	3.17

- American depositary shares	0.27	37.6%	0.20

Diluted Earnings per Share(2)

- Bearer shares	10.80	36.5%	7.91

- Registered shares	4.32	36.5%	3.17

- American depositary shares	0.27	36.5%	0.20

(1)	Restated historical basis to reflect the adoption of new IFRS accounting standards that became effective on January 1, 2005 (see explanatory notes to the interim financial statements).

(2)	Pro forma earnings per share is calculated on the amount of Net Income attributable to the equity holders of the parent.

(3)	Non-IFRS financial measure included in order to permit assessment of the performance of the company’s underlying business for the period.
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Reconciliation of “Adjusted” Earnings Guidance to IFRS Earning Guidance

For the year ended December 31, 2005	Low	High
	US$’000	US$’000

“Adjusted” earning guidance	520,000	540,000

Non-recurring adjustments to arrive at IFRS earning guidance
Litigation expense and related costs(1)	725,000	725,000
Tax impact on litigation expense and related costs(1)	(64,525)	(64,525)
Provision for R&D site transfer(2)	18,316	18,316
Tax impact on provision for R&D site transfer(2)	(1,758)	(1,758)
Gain on sale of investment in Celgene(3)	(29,963)	(29,963)
Tax impact on gain on sale of investment in Celgene(3)	1,439	1,439
Impairment loss on investment in CancerVax(4)	8,440	8,440

IFRS earning guidance	(136,949)	(116,949)

(1)	To exclude the provision for the amount of $725.0 million ($660.5 million after-tax) from the investigation related to Serostim. The provision has been reported within other operating expenses, net.

(2)	To exclude the provision for the amount of $18.3 million (16.6 million after-tax) related to the transfer of Serono Genetics Institute to Geneva, Switzerland. The provision has been reported within research and development.

(3)	To exclude the gain in the amount of $30.0 million ($28.5 million after-tax) from the sale of the investment in Celgene. The gain has been reported within other income / (expense), net.

(4)	To exclude the impairment loss recorded for the amount of $8.4 million on the investment in CancerVax. The impairment loss has been reported within other income / (expense), net.
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Consolidated Balance Sheets (unaudited)

As of	September 30, 2005	December 31, 2004(1)
	US$’000	US$’000

Assets
Current Assets
Cash and cash equivalents	981,309	275,979
Short-term financial assets	621,135	784,999
Trade accounts receivable	399,443	427,935
Inventories	270,002	326,937
Prepaid expenses and other current assets	214,375	237,205

Total Current Assets	2,486,264	2,053,055

Non-Current Assets
Tangible fixed assets	737,899	799,878
Intangible assets	336,004	290,558
Deferred tax assets	230,634	201,023
Long-term financial assets	643,559	929,030
Other long-term assets	85,593	133,302

Total Non-Current Assets	2,033,689	2,353,791

Total Assets	4,519,953	4,406,846

Liabilities
Current Liabilities
Trade and other payables	337,719	426,616
Short-term financial debts	26,805	34,527
Income taxes	111,367	166,861
Deferred income — current	32,502	33,128
Provisions and other current liabilities	972,288	225,143

Total Current Liabilities	1,480,681	886,275

Non-Current Liabilities
Long-term financial debts	626,646	640,892
Deferred tax liabilities	20,114	24,242
Deferred income — non current	132,660	157,004
Provisions and other long-term liabilities	263,041	261,728

Total Non-Current Liabilities	1,042,461	1,083,866

Total Liabilities	2,523,142	1,970,141

Shareholders’ Equity
Share capital	235,124	254,420
Share premium	461,704	1,023,332
Treasury shares	(372,869)	(987,489)
Retained earnings	1,660,048	2,020,425
Fair value and other reserves	5,221	56,829
Cumulative foreign currency translation adjustments	6,614	65,845

Total Shareholders’ Equity attributable to equity holders of the parent	1,995,842	2,433,362

Minority Interests	969	3,343

Total Shareholders’ Equity	1,996,811	2,436,705

Total Liabilities and Shareholders’ Equity	4,519,953	4,406,846

The accompanying selected explanatory notes form an integral part of these financial statements.
(1)	Restated historical basis to reflect the adoption of new IFRS accounting standards that became effective on January 1, 2005 (see explanatory notes to the interim financial statements).
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Consolidated Statement of Changes in Equity (unaudited)

							Total Shareholders’
						Cumulative foreign	Equity attributable to
					Fair value and other	currency translation	equity holders of the		Total Shareholders’
	Share capital	Share premium	Treasury shares	Retained earnings	reserves	adjustments	parent	Minority interests	Equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as of January 1, 2004:
As previously reported	253,895	1,002,991	(157,642)	1,669,700	22,711	88,535	2,880,190	1,614	2,881,804
Effect of revisions to IAS 39 - “Financial Instruments: Recognition and Measurement”				(26,649)	33,137	(2,035)	4,453		4,453
Effect of IFRS 2 - “Share-Based Payment”				(2,947)		(258)	(3,205)		(3,205)

As restated (1)	253,895	1,002,991	(157,642)	1,640,104	55,848	86,242	2,881,438	1,614	2,883,052

Acquisition of treasury shares			(541,016)				(541,016)		(541,016)
Issue of share capital	522	19,958	3,301				23,781		23,781
Net income				395,963			395,963	(180)	395,783
Dividend — bearer shares				(71,096)			(71,096)		(71,096)
Dividend — registered shares				(28,258)			(28,258)		(28,258)
Fair value adjustments on available-for sales investments					(7,843)		(7,843)		(7,843)
Translation effects						(19,529)	(19,529)	(11)	(19,540)

Balance as of September 30, 2004 (1)	254,417	1,022,949	(695,357)	1,936,713	48,005	66,713	2,633,440	1,423	2,634,863

Balance as of January 1, 2005:
As previously reported	254,420	1,023,125	(987,489)	2,064,499	23,482	69,841	2,447,878	3,343	2,451,221
Effect of revisions to IAS 39 - “Financial Instruments: Recognition and Measurement”				(28,546)	33,347	(2,246)	2,555		2,555
Effect of IFRS 2 - “Share-Based Payment”		207		(15,528)		(1,750)	(17,071)		(17,071)

As restated (1)	254,420	1,023,332	(987,489)	2,020,425	56,829	65,845	2,433,362	3,343	2,436,705

Issue of share capital	705	20,337	3,281				24,323		24,323
Issue of call options on Serono shares				262			262		262
Fair value of stock options on Serono shares that have vested		9,373					9,373		9,373
Cancellation of treasury shares	(20,001)	(591,338)	611,339				—		—
Net loss				(250,257)			(250,257)	778	(249,479)
Dividend — bearer shares				(76,992)			(76,992)		(76,992)
Dividend — registered shares				(33,390)			(33,390)		(33,390)
Recognition of unrealized loss on available-for-sale investment					8,440		8,440		8,440
Fair value adjustments on available-for sales investments					(50,957)		(50,957)		(50,957)
Fair value adjustments on financial instruments					(9,091)		(9,091)		(9,091)
Changes in minorities							—	(3,035)	(3,035)
Translation effects						(59,231)	(59,231)	(117)	(59,348)

Balance as of September 30, 2005	235,124	461,704	(372,869)	1,660,048	5,221	6,614	1,995,842	969	1,996,811

The accompanying selected explanatory notes form an integral part of these financial statements.

(1)	Restated historical basis to reflect the adoption of new IFRS accounting standards that became effective on January 1, 2005 (see explanatory notes to the interim financial statements).
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Consolidated Cash Flow Statements (unaudited)

Nine months ended September 30	2005	2004 (1)
	US$’000	US$’000

Net (Loss) / Income	(249,479)	395,783
Reversal of non-cash items
Taxes	10,290	77,004
Depreciation and amortization	100,911	108,603
Financial income	(41,097)	(51,304)
Financial expense	19,161	17,704
Non-recurring legal charge	725,000	—
Other non-cash items	(9,765)	13,949

Cash Flows From Operating Activities Before Working Capital Changes	555,021	561,739

Working Capital Changes
Trade accounts payable, other current liabilities and deferred income	(65,911)	56,056
Trade accounts receivable and other receivables	33,072	(102,815)
Inventories	5,806	(693)
Prepaid expenses and other current assets	(1,548)	(22,301)
Taxes paid	(86,954)	(67,913)

Total working capital changes	(115,535)	(137,666)

Net Cash Flows From Operating Activities	439,486	424,073

Investment in tangible fixed assets	(107,427)	(130,774)
Proceeds from disposal of tangible fixed assets	2,374	3,867
Purchase of intangible and other long-term assets	(82,564)	(21,773)
Purchase of available-for-sale investments	(253,229)	(838,059)
Proceeds from sale of available-for-sale investments	685,182	536,611
Interest received	77,308	75,095

Net Cash Flows From Investing Activities	321,644	(375,033)

Acquisition of treasury shares	—	(541,016)
Proceeds from issue of Serono shares	11,055	10,333
Proceeds from exercise of options on Serono shares	6,418	2,095
Proceeds from issue of options on Serono shares	261	—
Increase in long-term financial debt	60,740	24,488
Change in short-term financial debt	(6,966)	6,200
Other non-current liabilities	(12,419)	(7,013)
Interest paid	(3,046)	(3,249)
Dividends paid	(110,382)	(99,354)

Net Cash Flows From Financing Activities	(54,339)	(607,516)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,461)	(1,081)

Net Increase/(Decrease) in Cash and Cash Equivalents	705,330	(559,557)

Cash and cash equivalents at the beginning of period	275,979	1,003,972

Cash and cash equivalents at the end of period	981,309	444,415

The accompanying selected explanatory notes form an integral part of these financial statements.

(1)	Restated historical basis to reflect the adoption of new IFRS accounting standards that became effective on January 1, 2005 (see explanatory notes to the interim financial statements).
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Selected explanatory notes to the interim financial report for the nine months ended September 30, 2005 (unaudited)
1. Basis of Preparation
This unaudited interim financial report of the Serono group (“group” or “Serono”) has been prepared in accordance with IAS 34 — “Interim Financial Reporting” and in accordance with the accounting policies set out in the Serono 2004 Annual Report, with the exception of the following new International Financial Reporting Standards adopted by the group:
IAS 1 — “Presentation of Financial Statements”
IAS 1 (revised) requires minority interests to be included in Shareholders’ Equity in the consolidated balance sheets and not to be presented as a separate category and it is no longer deducted in arriving at the group’s net income or loss. The group’s net income or loss presented in the consolidated income statements is allocated to the equity holders of the parent and minority interests. Earnings per share will continue to be calculated on the net income or loss attributable solely to the equity holders of the parent.
IFRS 2 — “Share-Based Payment”
IFRS 2 requires that the fair value of equity-based compensation instrument to be recognized as expense in the consolidated income statement. The group adopted IFRS 2 as of January 1, 2005 retroactively for all grants of shares, stock options or other equity instruments that were granted after November 7, 2002 and had not yet vested as of January 1, 2005. As permitted by IFRS 2, the group has restated its prior-year audited historical consolidated financial statements to reflect the expense of stock options granted since the effective date of IFRS 2. As a result, other operating expense, net, reported for the nine months ended September 30, 2004 has been increased by $8.5 million with a decrease in net income reported by the same amount. Retained earnings as of January 1, 2004 and 2005 have been reduced by $2.9 million and $15.5 million, respectively.
IFRS 3 — “Business Combinations”
Under IFRS 3, which became effective as of January 1, 2005 all goodwill is considered to have an indefinite life and is no longer amortized but tested at least annually for impairment. The group adopted IFRS 3 as of January 1, 2005 and ceased amortizing goodwill.
IAS 38 — “Intangible Assets”
Under IAS 38 (revised), the group is required to adopted changes to accounting for intangible assets. Acquired intangible assets as part of in-licensing agreements after January 1, 2005 are capitalized even if they have not yet achieved technical feasibility, which is usually signified by regulatory approval.
IAS 39 — “Financial Instruments: Recognition and Measurement”
Under the revised version of IAS 39, with effect from January 1, 2005, the definition of objective evidence related to the impairment of available-for-sale investments has been expanded such that any significant or prolonged decline in the fair value of an available-for-sale investment below its cost is objective evidence of impairment. Management considers “significant” to mean at least 25% of the cost of an investment and “prolonged” to mean more than six months. Accordingly, several of the group’s equity investments were impaired in prior years under the revised definition of objective evidence. The revisions to IAS 39 must be applied retrospectively, and as a result, opening retained earnings as of January 1, 2004 and 2005 have been adjusted as if this standard had always been in use. Retained earnings as of January 1, 2004 and 2005 have been reduced by $26.6 million and $28.5 million, which is net of income taxes in the amounts of $4.5 million and $2.6 million, respectively. Fair value and other reserves as of January 1, 2004 and 2005 have been increased by $33.1 million and $33.3 million, respectively.
These consolidated financial statements were approved for issuance on October 18, 2005 by Serono S.A.’s Board of Directors.

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Selected explanatory notes to the interim financial report for the nine months ended September 30, 2005 (unaudited)
2. Segment information — geographical segments

			Middle East,
			Africa and	Asia-Pacific,
		North	Eastern	Oceania	Latin
Nine months ended September 30, 2005	Europe	America	Europe	and Japan	America	Unallocated	Total
	US$000	US$000	US$000	US$000	US$000	US$000	US$000

Product sales	783,472	617,376	139,550	100,874	93,100	—	1,734,372
Royalty and license income	154,052	1,358	26,678	—	—	—	182,088

Total Revenues	937,524	618,734	166,228	100,874	93,100	—	1,916,460

Operating (Loss) / Income	(316,348)	322,942	43,753	31,252	49,761	230	131,590
Corporate research and development expenses	—	—	—	—	—	(422,704)	(422,704)

Operating Loss	—	—	—	—	—	—	(291,114)

			Middle East,
			Africa and	Asia-Pacific,
		North	Eastern	Oceania	Latin
Nine months ended September 30, 2004	Europe	America	Europe	and Japan	America	Unallocated	Total
	US$000	US$000	US$000	US$000	US$000	US$000	US$000

Product sales	674,320	605,191	118,907	94,564	80,500	—	1,573,482
Royalty and license income	186,356	626	17,860	—	—	—	204,842

Total Revenues	860,676	605,817	136,767	94,564	80,500	—	1,778,324

Operating Income	356,742	330,621	20,438	30,101	38,428	943	777,273
Corporate research and development expenses	—	—	—	—	—	(346,457)	(346,457)

Operating Income	—	—	—	—	—	—	430,816

Unallocated items represent income and expenses of corporate coordination functions, which are not directly attributable to specific geographical segments. Product sales are allocated to the geographical segments based on the country in which the customer is located. Royalty and license income is allocated to the geographical segments based on the country that receives the royalty. Operating income / (loss) is allocated to the geographical segments as recorded by the legal entities in the respective regions. There are no sales or other transactions between the geographical segments.
3. Other income / (expense), net
The group recognized a realized gain on disposal of its investment in Celgene of $30.0 million and total unrealized losses on its investment in CancerVax of $8.4 million during the nine months ended September 30, 2005. Realized gains on disposals and unrealized losses are reported as other income/(expenses), net.
4. Taxes
Taxes recognized for the nine months ended September 30, 2005 includes $64.5 million in deferred tax income from the recognition of the litigation expense and related costs as disclosed in note 12 legal proceedings. The effective income tax rate for the nine months ended September 30, 2005, after removing the tax impact of the provision for litigation expense and related costs, is 12.4% (2004: 14.8%). The effective income tax rate is calculated by dividing the income tax expense by the income before taxes and minority interest reduced by capital and other taxes, both without the tax impact of the litigation expense and related costs.

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Selected explanatory notes to the interim financial report for the nine months ended September 30, 2005 (unaudited)

Nine months ended September 30	2005	2004
	US$000	US$000

Income tax expense without tax impact for the litigation expense and related costs	58,186	68,909
Capital and other taxes	16,629	8,095

Total tax expense	74,815	77,004

Deferred tax income from litigation expense and related costs	(64,525)	—

Total taxes	10,290	77,004

5. (Loss) / Earnings per share
Basic (Loss) / Earnings per Share
Basic (Loss) / Earnings per Share is calculated by dividing the net loss attributable to equity holders of the parent by the weighted average number of shares outstanding during the period presented. The number of outstanding shares is calculated by deducting the average number of shares purchased and held as treasury shares from the total number of issued shares.

Nine months ended September 30	2005	2004
	US$000	US$000

Net (Loss) / Income attributable to bearer equity holders of the parent	(174,572)	283,167
Net (Loss) / Income attributable to registered equity holders of the parent	(75,685)	112,796

Total net (Loss) / Income attributable to the equity holders of the parent	(250,257)	395,963

Weighted average number of bearer shares outstanding	10,160,991	11,059,040

Weighted average number of registered shares outstanding	11,013,040	11,013,040

Nine months ended September 30	2005	2004
	US$	US$

Basic (Loss) / Earnings per Share

Bearer shares	(17.18)	25.61

Registered shares	(6.87)	10.24

American depositary shares	(0.43)	0.64

Basis Earnings per Share for the three months ended September 30, 2005 was $9.77 compared to $10.51 for the three months ended September 30, 2004, which includes the impact from the retrospective application of IFRS 2 that resulted in a $3.8 million reduction of net income reported in 2004.
Diluted (Loss) / Earning per Share
For diluted (Loss) / Earning per Share, the weighted average number of bearer shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options and the convertible bond. For stock options, a calculation is made to determine the number of shares that could have been acquired at fair value based on proceeds from the exercise of stock options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the stock options. The difference is added to the denominator as additional shares for no consideration. There is no adjustment made to the numerator. For the convertible bond, the number of shares into which the bond is assumed to be fully convertible is added to the denominator. The numerator is increased by eliminating the interest expense, net of tax that would not be incurred if the bond were converted. The effect of the outstanding stock options and the convertible bond are excluded from the calculation of diluted earning per share for the nine months ended September 30, 2005 as they are anti-dilutive.

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Selected explanatory notes to the interim financial report for the nine months ended September 30, 2005 (unaudited)

Nine months ended September 30	2005	2004
	US$000	US$000

Net (Loss) / Income attributable to the equity holders of the parent for Basic (Loss) / Earning per Share	(250,257)	395,963
Interest expense on convertible bond	—	10,152

Net (Loss) / Income attributable to the equity holders of the parent for Dilutive (Loss) / Earnings per Share	(250,257)	406,115

Weighted average number of bearer shares outstanding for Basic (Loss) / Earning per Share	10,160,991	11,059,040
Adjustment for dilutive stock options	—	26,772
Adjustment for assumed conversion of convertible bond	—	423,996

Weighted average number of bearer shares outstanding for Dilutive (Loss) / Earning per Share	10,160,991	11,509,808

Fully Diluted Earnings per Share for the three months ended September 30, 2005 was $9.70 compared to $10.43 for the three months ended September 30, 2004, which also includes the impact from the retrospective application of IFRS 2 that resulted in a $3.8 million reduction of net income reported in 2004. Fully Diluted Earnings per Share for the three months ended September 30, 2005 and 2004 includes the dilutive impact of outstanding stock options and the conversion of the convertible bond that that would result in the issuance of an additional 457,570 bearer shares (2004: 447,184).
6. Share capital

	As of September 30, 2005
Class of shares	Number of shares	Nominal value	CHF000	US$000

Issued and fully paid share capital
Registered	11,013,040	CHF10	110,130	68,785
Bearer	10,809,855	CHF25	270,247	166,339

Total			380,377	235,124

Authorized share capital — bearer	1,400,000	CHF25	35,000	27,040
Conditional share capital — bearer for options and/or convertible bonds	1,452,000	CHF25	36,300	28,044
Conditional share capital — bearer for stock options	692,536	CHF25	17,313	13,376

	As of December 31, 2004
Class of shares	Number of shares	Nominal value	CHF000	US$000

Issued and fully paid share capital
Registered	11,013,040	CHF10	110,130	68,785
Bearer	11,738,175	CHF25	293,455	185,635

Total			403,585	254,420

Authorized share capital — bearer	1,400,000	CHF25	35,000	30,905
Conditional share capital — bearer for options and/or convertible bonds	1,452,000	CHF25	36,300	32,053
Conditional share capital — bearer for stock options	726,651	CHF25	18,166	16,041

The authorized share capital may be used by Serono S.A. or its affiliates to finance research and development projects and acquire interests in other companies.

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Selected explanatory notes to the interim financial report for the nine months ended September 30, 2005 (unaudited)
7. Treasury shares
There were 1,611,434 treasury shares held by the group as of January 1, 2005. During the first nine months ended September 30, 2005 no additional treasury shares were acquired (2004: 868,194 treasury shares for a total consideration of CHF685.9 million or $541.0 million). During the first nine months ended September 30, 2005, 6,221 treasury shares were granted to employees (7,149 shares in 2004), as part of the Employee Share Purchase Plan whereby shares purchased under the plan that are held for one year after the purchase date entitle each participant to receive, on a one-time basis, one matching share for every three shares purchased and held. In addition, 988 treasury shares were issued upon the exercise of director stock options. Effective August 30, 2005, 962,435 bearer shares with a par value of CHF25 have been cancelled resulting in a share capital decrease of CHF24.1 million or $20.0 million. The 962,435 treasury shares, which were acquired under the second Share Buy Back Plan, were approved for cancellation by the shareholders at the Annual General Meeting of Shareholders held on April 26, 2005. The total number of treasury shares held as of September 30, 2005 is 641,790.
8. Distribution of earnings
The proposed gross dividend in respect of 2004 of CHF3.60 gross (2003: CHF3.20) per registered share, CHF9.00 gross (2003: CHF8.00) per bearer share or CHF 0.23 gross (2003: CHF0.20) per American depositary share, was approved by shareholders at the Serono Annual General Meeting of Shareholders held on April 26, 2005. The US dollar equivalent of $110.4 million was subsequently paid on April 29, 2005 and has been accounted for an appropriation of retained earnings in the nine months ended September 30, 2005.
9. Stock option plan
Employee Stock Option Plan
Stock options are granted to senior management of Serono S.A. and its affiliates. Each stock option gives the holder the right to purchase one bearer share or one American depositary share (“ADS”) of Serono S.A. Stock options are granted every plan year and vest as follows: 25% one year after date of grant, 50% after two years, 75% after three years and 100% after four years. Options expire six years after the fourth and final vesting date such that each option has a 10-year duration. The exercise price is generally equal to the fair market value of the underlying Serono S.A. bearer share or American depositary shares on the date of grant. Movements in the number of employee bearer stock options outstanding are as follows:

	2005		2004
		Weighted		Weighted
		average		average
	Bearer	exercise	Bearer	exercise
	options	price CHF	options	price CHF

Outstanding as of January 1	346,286	995	277,782	1,068
Granted	92,625	858	94,700	789
Exercised	(11,130)	631	(4,405)	598
Cancelled	(20,042)	1,105	(22,556)	1,091

Outstanding as of September 30	407,739	968	345,521	996

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Selected explanatory notes to the interim financial report for the nine months ended September 30, 2005 (unaudited)
Movements in the number of employee ADS stock options outstanding are as follows:

	2005		2004
		Weighted		Weighted
		average		average
	ADS	exercise	ADS	exercise
	options	price US$	options	price US$

Outstanding as of January 1	1,066,800	15.54	20,000	16.51
Granted	979,000	17.46	1,092,000	15.52
Exercised	(14,550)	15.55	—	—
Cancelled	(197,450)	15.99	(55,200)	15.55

Outstanding as of September 30	1,833,800	16.52	1,056,800	15.54

During the nine months ended September 30, 2005, 11,130 bearer stock options (2004: 4,405 bearer stock options) were exercised yielding proceeds of CHF7.0 million or $5.7 million (2004: CHF2.6 million or $2.1 million) and 14,550 ADS options (none in 2004) were exercised yielding proceeds of $0.2 million. Bearer and ADS stock options cancelled in all years since inception of the plan are the result of options forfeited by participants upon their departure from the group. The total number of bearer and ADS stock options available for grant as of September 30, 2005 is 216,383 options (2004: 333,708 options).
Director Stock Option Plan
Stock options are granted to members of the Board of Directors of Serono S.A. Each stock option gives the holder the right to purchase one bearer share of Serono S.A. stock. Stock options are granted every plan year and vest beginning one year after their grant rateably over four years. Each option has a 10-year duration. The exercise price is equal to the fair market value of the underlying Serono S.A. bearer share on the date of grant. There were 5,200 options granted (2004: 5,200) to directors during the nine months ended September 30, 2005. In addition, 1,320 options were exercised during the nine months ended September 30, 2005 (none in 2004) yielding total proceeds of CHF0.7 million or $0.5 million. 750 options have been cancelled during the nine months ended September 30, 2005 (none in 2004). There are 23,850 director stock options outstanding as of September 30, 2005 (2004: 20,720 director stock options) with a weighted average exercise price of CHF771 (2004: CHF755).
For the nine months ended September 30, 2005, the group has recognized compensation expense related to the fair value of stock options granted to employees and directors for $13.8 million (2004: $8.5 million) as required under IFRS 2. This compensation expense is reported as other operating expense.
10. Share purchase plans
Employee Share Purchase Plan
The group has an Employee Share Purchase Plan (“ESPP”) covering substantially all of its employees. The ESPP is designed to allow employees to purchase bearer shares or American depositary shares at 85% of the lower of the fair market value at the date of the beginning of the plan period and the purchase date. Purchases under the ESPP are subject to certain restrictions and may not exceed 15% of the employee’s annual salary. During the nine months ended September 30, 2005, 20,940 bearer shares (2004: 20,301 bearer shares) were issued to employees at a price of CHF630 per share (2004: CHF654 per share). As of September 30, 2005, a total of $8.5 million (2004: $8.2 million) in contributions was held by the group to be used to purchase bearer and American depositary shares on behalf of employees in January 2006. The accrued compensation cost from the discount to be offered to employees based on the contributions held as of September 30, 2005 was $2.7 million (2004: $1.5 million).
Shares purchased under the ESPP that are held for one year after the purchase date entitle each participant to receive, on a one-time basis, one matching share for every three shares purchased and held. In January 2005, 5,766 bearer shares (2004: 6,648 bearer shares) were distributed to employees. The accrued compensation cost for the nine months ended September 30, 2005 related to the matching shares that will be distributed in January 2006 is $2.9
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Selected explanatory notes to the interim financial report for the nine months ended September 30, 2005 (unaudited)
million (2004: $2.8 million) and is calculated based on the number of matching shares multiplied by the quarter-end share price.
Director Share Purchase Plan
The group has a share purchase plan reserved for its Board of Directors (“DSPP”). The DSPP allows board members to purchase Serono S.A. bearer shares through allocation of 50% or 100% of their gross yearly fees. Each cycle commences on the first business day following the Annual General Meeting of Shareholders (“AGM”) and concludes on the day of the next AGM. Directors must elect to participate in the DSPP at the beginning of each cycle. The purchase price per share is 85% of the fair market value of the share on the fifth business day following the AGM. Shares are purchased at the end of each cycle. During the nine months ended September 30, 2005, 1,348 bearer shares (1,518 in 2004) were issued to the directors that participate in the plan.
11. Principal shareholders
As of September 30, 2005, Bertarelli & Cie, a partnership limited by shares with its principal offices at Chéserex (Vaud), Switzerland, held 57.26% of the capital and 67.16% of the voting rights in Serono S.A. Ernesto Bertarelli controls Bertarelli & Cie. On the same date, Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Späth owned in the aggregate 4.79% of the capital and 8.61% of the voting rights of Serono S.A.
12. Legal proceedings
On October 17, 2005, Serono agreed to settle the government investigation led by the U.S. Attorney’s office in Boston, Massachusetts into commercial practices related to Serostim. The investigation was part of an ongoing industry-wide investigation by the states and the federal government of commercial practices. The comprehensive settlement will conclude all liabilities to the government in connection with the investigation. The provision in the amount of $725.0 million ($660.5 million after-tax), which has been charged against the 2005 earnings, will be fully utilized to cover the comprehensive settlements and related costs. The group expects to pay the comprehensive settlements and related costs before the year-end 2005.
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Media Release
FOR IMMEDIATE RELEASE
SERONO AND RIGEL SIGN AGREEMENT TO DEVELOP AND COMMERCIALIZE
AURORA KINASE INHIBITORS
Rigel to file IND for lead product candidate R763 by end of 2005
South San Francisco, Calif., USA and Geneva, Switzerland -October 25, 2005 - Rigel Pharmaceuticals, Inc (Nasdaq: RIGL) and Serono (virt-x: SEO and NYSE: SRA) today announced that they have signed an agreement under which Serono has been granted an exclusive license to develop and commercialize product candidates from Rigel’s Aurora kinase inhibitor program. The license is worldwide, except for Japan, which Serono has an option to include at any time within the next two years.
Rigel’s Aurora kinase inhibitor program includes R763, for which Rigel expects to file an investigational new drug (IND) application in December 2005. R763 is a highly potent, orally-available multi-Aurora kinase inhibitor that has been shown in vitro and in in vivo tumor xenograft models to inhibit proliferation and trigger apoptosis in several tumor cell lines including the cervix, colon, lung, pancreas and prostate.
Under the terms of the agreement, Rigel will receive initial payments totaling $25 million, comprised of a license fee of $10 million and purchase of $15 million of Rigel’s common stock, at a premium to the market price. With additional development and sales-based milestone payments for R763, Rigel could receive up to $160 million in total, as well as royalties on any eventual product sales of R763 and other Aurora kinase inhibitors developed under the agreement.
Serono will be responsible for the further development and commercialization of R763, as well as any other product candidates arising from Rigel’s Aurora kinase inhibitor program.
“This partnership with Rigel further strengthens our portfolio of R&D projects in oncology, and confirms our commitment to develop specialist drugs to tackle significant areas of unmet medical need”, said Dr Tim Wells, Senior Executive Vice President, Research and Development, Serono. “We believe that inhibition of Aurora kinase is a promising approach to treating cancer and Rigel has produced some of the most promising candidates we have seen. We look forward to moving R763 into the clinic in 2006.”
“Serono has been extraordinarily proactive in building and advancing its portfolio in oncology,” said Donald G Payan, MD, Executive Vice President and Chief Scientific Officer of Rigel. “R763 is a potent, selective inhibitor of Aurora kinase and fits well into Serono’s oncology strategy. We are confident that Serono will be equally proactive in realizing the potential of this product candidate.”
Aurora Kinase and Cancer
The over-expression of Aurora kinase can cause cells to rapidly develop an abnormal number of chromosomes. Elevated levels of Aurora kinase are frequently associated with various human cancers, such as cancers of the breast, bladder, colon, ovary, head and neck, and pancreas. Inhibition of Aurora kinase arrests cell division and promotes programmed cell death (apoptosis). Increased knowledge of Aurora kinase and its regulation may result in future treatments for cancer.
Rigel’s lead oncology drug candidate, R763, is a highly potent inhibitor of Aurora kinase, that has been shown to potently inhibit proliferation and trigger apoptosis in several tumor cell lines including cervix, colon, lung, pancreas and prostate. Rigel discovered R763 using its proprietary cell-based PAD assays applied to tumor cell lines.
About Serono
Serono is a global biotechnology leader. The Company has eight biotechnology products, Rebif®, Gonal-f®, Luveris®, Ovidrel®/Ovitrelle®, Serostim®, Saizen®, Zorbtive™ and Raptiva®. In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth and has recently entered the psoriasis area. The Company’s research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology. Currently, there are approximately 30 ongoing development projects.
In 2004, Serono achieved worldwide revenues of US$2,458.1 million, and a net income of US$494.2 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).
About Rigel
Rigel is a late-stage drug development company that discovers and develops novel, small-molecule drugs for the treatment of inflammatory diseases, cancer and viral diseases. Our goal is to move one new product candidate for a significant indication into the clinic each year. We have achieved this goal since 2002. Our pioneering research focuses on intracellular signaling pathways and related targets that are critical to disease mechanisms. Rigel’s productivity has resulted in strategic collaborations with large pharmaceutical partners to develop and market our product candidates. We have three product development programs in allergy/asthma, rheumatoid arthritis and cancer.
The agreement with Serono represents Rigel’s fifth collaboration in oncology. Rigel has signed oncology partnerships with Merck on various ubiquitin ligase targets (signed 2004), Daiichi on a specific ubiquitin ligase target (2002), Novartis on anti-angiogenesis targets (2000) and Johnson & Johnson on cell cycle inhibition (1998). In addition, this is Rigel’s third major collaboration in the last 12 months.

Serono forward-looking statements
Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono’s current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 16, 2005. These factors include any failure or delay in Serono’s ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, the outcome of government investigations and litigation and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.
Rigel Forward-looking statements
This press release contains “forward-looking” statements, including statements related to Rigel’s potential receipt of milestone and royalty payments for R763 and royalties on global sales and the potential efficacy of product candidates. Any statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Words such as “plans,” “intends,” “expects” and similar expressions are intended to identify these forward-looking statements. There are a number of important factors that could cause Rigel’s results to differ materially from those indicated by these forward-looking statements, including risks associated with the timing and success of pre-clinical or clinical development or commercialization of the affected product candidates or research programs, as well as other risks detailed from time to time in Rigel’s SEC reports, including its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005. Rigel does not undertake any obligation to update forward-looking statements.
For more information, please contact:
Serono

Corporate Media Relations:	Corporate Investor Relations:
Tel: +41 22 739 36 00	Tel: +41 22 739 36 01
Fax: +41 22 739 30 85	Fax: +41 22 739 30 22
www.serono.com	Reuters: SEO.VX / SRA.N
Bloomberg: SEO VX / SRA US

Media Relations, USA:	Investor Relations, USA
Tel: +1 781 681 2340	Tel: +1 781 681 2552
Fax: +1 781 6812935	Fax: +1 781 681 2912
www.seronousa.com
Rigel Pharmaceuticals
Contact: Raul Rodriguez
Phone: 650.624.1302
Email: invrel@rigel.com
Media Contact: Carolyn Bumgardner Wang, WeissComm Partners, Inc.
Phone: 415.946.1065
Email: carolyn@weisscommpartners.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.,
a Swiss corporation
(Registrant)

Date October 25, 2005	By:	/s/ Stuart Grant

Name: Stuart Grant
Title: Chief Financial Officer